Exhibit 99.8

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

February 3, 2016

3:30 p.m. GMT

Operator:	This is conference # 24244035.

Operator:	Ladies and gentlemen, thank you for standing by and welcome to the Syngenta full-year 2015 results announcement.

At this time, all participants are in a listen-only mode. There will be a presentation, followed by a question and answer session. At which time, if you wish to ask a question, you will need to press star one on your telephone keypad.

I must advise you the conference is being recorded today, Wednesday, February 3, 2016 and I'd now like to hand over to your first speaker today, Jennifer Gough, Head of Investor Relations, please go ahead.

Jennifer Gough:	Good morning and welcome to the call. Today's call is hosted by Michel Demare, Chairman of Syngenta, and John Ramsay, CEO. You'll also be hearing from our Chief Operating Officers, Jon Parr and Davor Pisk. We will be using two presentations, which you will find on our Web site.

We'll start with the full-year results presentation and I'd like to draw your attention to the Safe Harbor statement on slide two. This presentation contains forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. SEC for details about these and other risks and uncertainties.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

And now let me hand you over to John Ramsay to begin the results presentation.

John Ramsay:	Well, good morning. This morning we announced an offer for Syngenta by ChemChina. Michel Demare, Syngenta Chairman, is with us and he will cover the key aspects later in the call. First though, I'd like to take you through the 2015 results also announced this morning, which I believe demonstrate considerable resilience in a challenging market environment.

And please turn to slide 2. Sales at constant exchange rates were up 1 percent. Reported sales were 11 percent lower owing to the strength of the U.S. dollar against all currencies.

Our sales performance was particularly helped by the success of new products and we were able to achieve a significant improvement in EBITDA margin to 20.7 percent, with savings from our AOL program ahead of the target at $300m. Free cash flow before acquisitions was just over $800m and we are proposing an unchanged dividend of CHF11 per share.

Slide 3 gives an overview of the sales performance in the fourth quarter. Sales in North America were up 26 percent, with strong demand for our new corn herbicide Acuron. Trait-licensing revenue also made a significant contribution, but even excluding this volumes were up 7 percent.

Sales in Latin America were 22 percent lower, with a negative impact from both the change in sales terms, which advanced sales to the second and third quarters, and the deliberate reduction in glyphosate. Excluding these factors, sales were 4 percent lower and Elatus performed extremely well, with volumes up 48 percent in the quarter.

Europe, Africa and the Middle East continued its robust performance with a successful campaign in corn and sunflower seeds. Growth of 2 percent was against a strong quarter in 2014.

And sales in Asia Pacific were 3 percent lower. Sustained price increase partially offset the impact of dry weather on volumes in ASEAN.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

Please turn now to slide 4 for a breakdown of the full-year sales progression. Sales volume was down 2 percent and prices were up 3 percent. The $372m positive contribution from price reflects the significant increases achieved in the CIS. That was largely Russia and Ukraine. This was only possible because of the value of our products which they bring to growers.

These are partly offset by decline in glyphosate prices, which was a pass-through of lower purchasing costs. Underlying price was overall stable, which I regard as a good outcome in the current market environment. The CIS price increases had some impact on seed volumes, although crop protection volumes withstood the price increases.

Our decision to de-emphasize glyphosate reduced volume by $250m affecting both North and Latin America. The change in sales terms in Brazil had a positive impact on volume of $239m.

The chart clearly shows the massive impact of currencies on the top line in 2015 $1.8b. The next slide, however, shows that our active currency management was successful in mitigating the impact at the EBITDA level.

Slide 5. Price increase of $522m largely offset a total negative currency impact, including the CIS, of $606m. The impact of lower volume, shown on the left of the chart, was partly offset by improved mix, reflecting the reduction in glyphostate. Trait-licensing revenue of $200m from the agreement with KWS and Limagrain was fully passed through to EBITDA.

In addition to the $300m in AOL cost savings, we registered an initial $60m benefit from lower oil prices. Cost inflation is running at a similar level to previous years, but growth investments are now minimal, with the upgrading of R&D platforms and emerging market infrastructure largely complete.

You can see that we faced a prior-year comparison headwind from the non-recurrence of last year's pension accounting gain. And given the current volatility in Latin America, and in line with our usual cautious approach, we increased provisions for receivables. While this is representative of extended credit, I expect it will be largely paid.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

Overall the increase in EBITDA margin from 19.3 percent to 20.7 percent marks significant progress towards our key objective of improved profitability.

Slide 6 gives some more detail on currency movements in the year. As you saw, a $1.8b top line hit translated into an EBITDA impact of around $100m net of price increases in the CIS. And this figure is somewhat lower than previously indicated owing to the Swiss franc and euro weakness in the fourth quarter, which reduced our costs expressed in dollars.

The fourth quarter also saw a further weakening of the Russian ruble, but the Brazilian real stabilized after its precipitous decline in the first nine months. Taking these recent movements into account, I expect at current exchange rates the negative impact from currencies in 2016 excluding the CIS to be around $75m.

Slide 7. Operating income of $2.2b represents a Group operating margin of 16.6 percent. Net financial charges of $256m include hedging costs, which, together with the impact from unhedged exposures, increased due to currency volatility in the emerging markets. The tax rate rose to 17 percent but still amply demonstrates the advantage of a Swiss domicile. Within restructuring charges, the largest element relates to the acceleration of the AOL program, which is yielding results above expectations. Earnings per share excluding restructuring and impairment were 8 percent lower at $17.78.

Please turn now to slide 8 for an overview of free cash flow. Free cash flow of $806m was achieved after a net working capital outflow of $584m, which I will analyze in more detail in a moment. Total CapEx was $571m, including tangible fixed asset investment of $453m equivalent to just over 3 percent of sales. And the net outflow for restructuring was $179m.

Slide 9 shows the factors driving the evolution of trade working capital. The chart on the left shows the receivables in two shades of green and inventories in blue. We achieved a reduction in inventories despite lower than anticipated sales volume for the year.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

And as a percentage of sales inventories were stable at 32 percent, as shown in the green box in the middle. The blue box in the middle shows that at constant exchange rates inventories as a percentage of sales were 2 percent lower, with an underlying reduction of $200m. This reflects our proactive management which has been sustained through the AOL program.

Looking back at the chart on the left, you can see that the increase in receivables was entirely due to Latin America, shown in dark green. This was a consequence of the tight credit conditions in Brazil and Argentina, and our decision selectively to extend credit terms.

And this resulted in an approximate $400m increase in accounts receivable, as previously anticipated. Grower profitability in these countries remains high and this supports our confidence on collections, for which we have an outstanding track record.

Receivables in other regions of the world were stable and this is reflected in the DSO numbers underneath the chart. In Russia and Ukraine we continued our strong track record and have collected more than 80 percent of 2015 receivables in line with the position this time last year.

Please turn now to slide 10 for financial guidance relating to 2016. With crop prices remaining low and continuing uncertainty in many emerging markets, we're assuming flat sales at constant exchange rates.

We will have greater visibility once the northern hemisphere season commences in a few weeks time. Exchange rates will again have a negative impact on reported sales, but the magnitude should be much less than in 2015. And the $200m in licensing income from KWS and Limagrain will not repeat in 2016.

In terms of costs, I expect a further benefit from lower raw material costs of around $100m, and further benefits in 2017. Cost inflation will be around the 2015 level and we expect once again to exceed our target on AOL savings with an incremental $300m compared with $210m originally projected.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

As I have said, at current exchange rates the negative impact of currencies on EBITDA will be around $75m, net of price increases in the CIS. Restructuring charges including impairment will be at a similar level to 2015, with a cash charge of around $300m. And we continue to budget for tangible asset CapEx at around 4 percent of sales.

Overall we expect a further EBITDA margin improvement in 2016. With the AOL program driving a further decline in inventories, free cash flow should increase to over $1b.

Let me now hand you over to Jon Parr and Davor Pisk for a more detailed review of the business.

Jon Parr:	Thank you, John. I'll start with Latin America on slide 12. John's already referred to challenging market conditions in the region, with the situation in Brazil having deteriorated in the second-half of the year. Growers in Argentina also suffered liquidity constraints as well as punitive export tariffs. However, the election of a new government improves their prospects for the year ahead.

Integrated sales for the region were 5 percent lower, with the positive effect from the Brazilian change in sales terms being broadly offset by the deliberate reduction in glyphosate.

Demand was affected by low insect pressure in the face of already high inventories from last year. The encouraging news is that we saw continuing strong momentum from Elatus, which shows just how valuable this product is for growers. And, thanks to the improvement in mix as well as the cost savings achieved, we're able to virtually maintain the operating margin despite the lower sales.

Slide 13. In Europe, Africa and the Middle East we were able to slightly increase the already high operating margin despite the economic situation in CIS. Integrated sales for the region, including price increases in Russia and Ukraine to offset currency depreciation, were up by 10 percent.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

In crop protection volume growth in the region was driven by fungicides with sales up by 9 percent. We saw strong growth in seedcare, notably in cereals where we are expanding our integrated platform. The integration of our recent seed acquisitions of Lantmaennen and PSB is now largely complete. In barley, Hyvido is expanding rapidly and is pulling through additional crop protection sales.

The next slide illustrates these developments in France, one of the key European markets. I'm pleased to say that we're making very good progress in this highly competitive market thanks in large part to our broad cereals portfolio.

Looking first at our performance in fungicides, we have gained significant market share over the last two years despite the fact that we don't yet have SDHI chemistry in this market. Resistance is a considerable risk for French growers who are faced with a limited number of modes of action and incomplete control of major diseases.

We are addressing this risk with our sustainable cereal fungicide program, which offers tailored crop protection protocols including resistance breakers and best agronomic practice. And the planned launch of Solatenol later this year will provide our customers with leading SDHI chemistry to further improve their yield.

Our integrated seeds offer, Hyvido, is gaining significant traction, with more than 170,000 hectares planted in 2015, giving us a market share of about 30 percent. This is a great result and, with the introduction of malting barley in the coming season, another 700,000 hectares of market potential will open up.

Turning now to our global crop protection business on slide 15, sales of selective herbicides were up 6 percent at constant exchange rates. In North America the success of Acuron more than offset the impact of dry weather. Sales in Europe were marked by strong pricing gains from CIS.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

Sales of non-selective herbicides were down 31 percent primarily due to the deliberate reduction in Touchdown. Sales of Gramoxone were also lower as a result of phase out of paraquat liquid formulations in China.

Growth in fungicides was broad based and was particularly pleasing in Europe as we have just seen and in Latin America, where Elatus volumes were up by more than 30 percent.

Insecticide sales were down owing to low insect pressure in Latin America. This was partly offset by the introduction of new products in Asia Pacific.

And finally, Seedcare, where we're still working our way through high inventory channel in Canada. Overall though the market is picking up and we've had particular success in Central Europe and the CIS.

Slide 16. Our new crop protection products continue their strong track record in growth of 47 percent in 2015 to $822m. Elatus sales exceeded $400m despite the currency depreciation in its main market in Brazil. Acuron achieved its sales target of $100m in a context of low U.S. corn acres and investments.

The combined peak sales target for all new products is over $2.7b in 2020. In 2015 we reached 30 percent of this target. Looking ahead, we will be further expanding our SDHI fungicide platform with the launch of Adepidyn expected later this year.

Turning to slide 17, innovation has been a key driver of our long-term track record in crop protection, where we are the global leader with a market share of 20 percent. The dotted line on the chart shows the evolution of our share plotted against the growth of the market.

Between 2005 and 2012 our share grew in every year except 2009 when we deliberately constrained credit in the context of the financial crisis. This was a period of expansion in emerging markets during which we built up our expertise in credit management.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

In 2013 we saw a temporary dip in share as a result of the delayed introduction of SDHI technology. Over the last two years we have deliberately reduced glyphosate sales by $400m.

The success of our new products, including the SDHI fungicides Solatenol and Seguris, is now enabling us to regain share. I am confident that we now have the portfolio and the pipeline to drive further share gain in the years ahead.

Let me now hand you over to Davor.

Davor Pisk:	Thank you, Jon. I will start with the Asia Pacific regional performance on slide 19. Sales at constant exchange rates were 3 percent lower, with strong pricing partly offsetting a decline in volume. This was due to the phase out of paraquat in China and to the extended drought in the ASEAN countries. In addition, in Thailand high rice stocks and reduced farm support affected demand.

On the positive side, we saw a large number of new product introductions and continued adoption of GM technology in the Philippines and Vietnam. The proportion of emerging market sales in the region has steadily increased and is now close to 80 percent.

This means that we're well-positioned for future growth. The expansion in these markets has not been at the expense of profitability, with the regional operating margin remaining stable over time.

Turning now to North America on slide 20, integrated sales were 4 percent lower, but excluding the impact of glyphosate they were unchanged. This is a solid performance in a tough environment. In 2015 we expanded our offer of new technologies with the introduction of Acuron and this year we're introducing two new fungicides, Solatenol and Orondis.

In seeds, we're monetizing our leading trait portfolio with $145m contribution from the KWS/Limagrain licensing agreement. This payment brought about a significant increase in operating margin, augmenting a small improvement in the rest of the business.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

Slide 21, our strategy in North America has two key elements. Firstly, we aim to maintain and enhance our crop protection leadership. Through our successful focus on glyphosate pre-mixtures, we have improved profitability while bringing growers a solution to the challenge of weed resistance.

In 2015 this strategy has resulted in share gains in corn and soybean herbicides, further helped by the launch of Acuron. We also gained share in plant performance fungicides and expect further fungicide momentum this year with the launch of Solatenol.

Secondly, in seeds we're taking a focused approached with greater emphasis on the seed advisor network and on our key differentiated technologies. These include Enogen, our corn trait for the ethanol industry, which is now expanding rapidly, with 18 plants signed up and another 28 current prospects.

The plants already covered have production capacity of 1.4b gallons, representing around 10 percent of industry output. The halo effect of Enogen is allowing us to gain share more broadly in key states. The blue dotted line on the charts show you our corn seed share evolution within the ethanol production areas of Kansas and Iowa.

Turning now to our global seeds performance on slide 22, corn and soybean sales were up 4 percent at constant exchange rates, including the KWS Limagrain licensing revenue. Branded corn seed sales in the U.S.A were lower, reflecting the acreage shift to soybean.

In Latin America soybean seed sales were lower as we shifted to a new business model in order to improve profitability. In the rest of the world growth was driven by price increases in Europe and by GM adoption in Asia Pacific.

Diverse field crops were up 8 percent with a strong performance by sunflower in Europe despite lower acreage. Sugar beet sales were down in an over-supplied European market. In vegetables we saw robust price increases and strong momentum in South Asia. These trends more than offset lower U.S. sweetcorn sales due to high processor inventories.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

Let me turn now to slide 23 for an update of our vegetable seeds. In September last year we announced the divestment of the business in order to accelerate value creation for our shareholders from this high-margin but R&D-intensive crop.

However, in the light of the ongoing internal review of our seeds assets we've decided not to pursue this divestment. We will, however, continue the work undertaken to separate vegetable seeds from the rest of the organization and will run it as a standalone business. We will continue the same highly successful business model, but with increased focus on its separate customer base and R&D requirements.

And, with that, I will now hand you back to John Ramsay, John?

John Ramsay:	Yes. Thanks, Davor. Before we talk about the offer from ChemChina I'm going to conclude this morning's results presentation by describing to you how we think about value creation and how we're aligning our priorities for the Company to secure increased value.

Firstly, let me on slide 25 put in context the Company's historical financial performance from both a long-term and a short-term perspective. Over the last 18 months or so I feel that Syngenta's performance has often been misrepresented. We have, therefore, this morning published on our Web site a comprehensive history of our financial performance.

In summary, over the long term our performance has by any definition been exceptional. The long-term growth in operating margins and the level of cash generation has clearly resulted in superior TSR performance, with a CAGR of 17 percent over the 2001 to 2014 period.

I am, however, the first to admit that recent short-term performance has been disappointing and below where we had aspired to take the business. And standing back, there has been three broad reasons for the recent under-performance.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

Firstly, impact of currency were not fully offset by price increases. And secondly, we experienced operational difficulties, to some extent market and weather related, affecting our seeds business as we implemented the integrated strategy.

And in addition to these challenges we did maintain our determination to step up R&D investment despite deteriorating market conditions, illustrating our continuing confidence in the long term. And we have during this period set targets that have been too dependent on the unpredictability of market conditions.

And I will come back to how we will improve the operating performance of seeds and improve profitability in a just a moment. And I do see our 2015 result as clear evidence of us being on the case in terms of improving profitability.

Slide 26. Let me briefly share with you how we think about value creation. We create value by a combination of the rate of cash generation, represented by the operating margin, and the efficiency of our asset investments, including R&D. We intend to improve the operating margin essentially through our AOL program and with specific actions on seeds coming out of our review which is underway. We believe that we are one of the most productive in R&D within the industry, and we will continue to excel in this area. And through improved asset utilization and tight capital expenditure control, we will continue to drive asset efficiency.

Please turn to slide 27. Let's look at the last complete financial year, 2014, and see how with reference to this model of value creation we compare with competitors.

Here we compare ourselves with our diversified peers and with a selection of generic companies using adjusted ROIC as a proxy for value creation. And you can find the calculation of adjusted ROIC in the press release alongside our internal measure of cash flow return on investment.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

Starting at the bottom, our asset efficiency, which includes R&D, is strongly comparable to the diversified peers, but of course like generics due to the low capital and R&D investment. Our operating margin is second only to one competitor that benefits from a high level of royalty income. In combination, our ROIC compares strongly with the peer group.

But, as you know we are determined to improve our financial performance, with our major focus being on the operating margin largely through our AOL program, which you can see on slide 28. Looking at the chart on the left, our accelerating operational leverage program is gaining significant traction.

We have exceeded our target for 2015 and we are tracking to deliver $1b of savings by 2018. The current emerging market challenges in the sector will have an impact on our initial volume growth assumptions and I expect that 2 percent of the approximate 5 percent EBITDA margin improvement is subject to volume growth resuming in the industry.

Turning now to comments on the right of the chart, the implementation of several initiatives in global operations will enable us to further optimize our supply activities. In particular, we are targeting further benefits from lean operations and expect the release of an additional $100m of inventory in 2016.

In commercial operations we are focusing on strengthening our marketing capabilities while a number of R&D projects will further improve productivity. And finally, we are reviewing our asset footprint in order to adapt our operations to the evolution of the market demand and this will allow us to improve asset utilization.

Slide 29, in addition to the operational initiatives I have just described, we have instigated a comprehensive review of our integrated strategy and the implications for our seeds portfolio. I don't want to pre-empt the final outcome of that review, but let's be clear; while there are some particularly attractive components of our seeds business, we need to significantly improve the overall operating performance in profitability.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

I also promised that there would be improved visibility of our operating performance and in the press release you will find a pro forma split of crop protection and seeds.

And here you can see the pro forma profitability of seeds summarized into three segments. For what we are calling core crops, the pro forma gross profit margin is 51 percent. Excluding the licensing income of $200m realized in Q4 2015, the underlying margin is 47 percent. And our operational measures will improve this further.

In the case of soybean in Latin America and sugar beet, some more fundamental measures are required and we will be exploring options. You do have to recognize, however, the amount we are investing in future technologies, which is the segment at the bottom. These investments in hybrid cereals and rice and GM traits offer returns in the 2020s but represent major technology opportunities.

We've not finished our review of the intended seeds plans, but I can say I expect this business in aggregate to have a sustainable gross margin of above 50 percent compared to about 45 percent today, excluding the exceptional royalty income that we may receive from time to time.

Slide 30. R&D is at the heart of Syngenta and a key driver for generating value for shareholders and customers. At our R&D day in Stein in September 2015, we had the opportunity to present the exciting developments of the pipeline. And today I would like to mention significant recent developments that underpin our confidence in our innovation capability.

In crop protection, I am pleased to report that we have upgraded total peak sales potential from $3.6b to over $4b. Projects that have moved to a more advanced stage represent a peak sales equivalent of $1.9b.

In seeds, a total of 12 trait leads in insect control and water optimization have been advanced to late research. Leveraging our global platforms is delivering world-class innovation and enables Syngenta to contain R&D costs within a range of 9 percent to 10 percent of sales.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

And with respect of crop protection pipeline, please turn to slide 31. There are two important things on this slide. We have increased the peak sales potential of lead 1 from $500m to $750m as it now moves into development phase. We also identified a new herbicide active ingredient referred to as lead 8, with a blockbuster sales potential of $500m. Our global market leadership in fungicides will be further reinforced this year with the introduction of Orondis and, most importantly, the launch of (Edepidin), another blockbuster product.

Slide 32. In terms of how we intend to move the business forward, I see three major areas of focus, sustaining our excellent record in innovation, improving the operating performance and profitability of our seeds business, and continuing to improve our cost and capital efficiency.

As regards innovation, we have an exciting crop protection pipeline and the prospect of, mid term, leading on hybrid wheat and rice and, longer term, developing the next generation of GM traits.

I've told you about our seeds review underway and expect to report the findings late in April. As I mentioned earlier today, if we are running a portfolio of seeds businesses, we need collectively to have a sustainable gross margin of at least 50 percent.

As you can see from the 2015 results presented today, we are advanced in our focus on costs and capital efficiency, and we expect further progress in AOL, including further advances in R&D productivity and release of working capital. And I look forward to updating you on our progress in coming weeks.

I would like now to turn to the offer from ChemChina and hand over to Michel for the second presentation.

Michel Demare:	Thank you, John, and good morning. It's my great pleasure to be able to speak with you today following this morning's announcement, which I believe represents a very attractive offer for shareholders, with great benefits for all of the stakeholders.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

Let me start on slide number 2 with a summary of the offer. ChemChina has made a cash offer to acquire Syngenta for $465 per share and a special dividend of CHF5. All in all, this offer represents a value of more than $43b and equates to a price of CHF480 per share at yesterday's exchange rate. In addition, shareholders will receive a common dividend of CHF11 if approved at the next AGM. Again, this is a 100 percent cash offer, the third largest cash offer in history.

There is committed financing for the deal, which is contingent on acceptance by shareholders, representing 67 percent of the share capital. The deal is also subject to regulatory clearance. The duration of the tender offer will depend on how long the regulatory process lasts. However, there's relatively little overlap between the two companies. And we hope to complete the transaction by the end of the year. The chart here gives you a provisional timeline with the main milestones.

The Board of Directors is unanimously recommending the offer. The principal reasons for recommendations are set out on slide number 3.

The offer recognizes the value of Syngenta's leading portfolio, market positions and people. From a business perspective, this transaction enables strategic continuity and a long-term investment in innovation, which is the hallmark of this Company. It will also enable further expansion in emerging markets, and notably in China.

As a private company, we will continue to have the highest corporate governance standards, with a view to an IPO in the future. Syngenta will remain a global company, headquartered in Switzerland, producing and marketing its products around the world. This means that grower choice, which could be put at risk by industry consolidation, is ensured.

Let's turn to slide number 4. Through this transaction we are able to respect the interest of all our stakeholders. Shareholders are able to crystallize the value of the investment at a significant premium and an attractive earnings multiple.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

For customers, it means that we retain our broad portfolio and geographic presence and continue to provide leading technology across crop protection, seeds, traits and integrated offers.

For our 28,000 employees, the transaction does not involve huge execution risk and redundancies and it has minimal operational disruption. This is not a transaction based on cost synergies, but rather focused on growth, long-term investment and new opportunities in the Chinese market.

For other stakeholders around the world, it ensures our commitment to best business practices and more broadly to sustainable agriculture.

Let's talk a bit about ChemChina on slide number 5. This slide gives you some background on ChemChina, which is becoming increasingly well known internationally. It is China's largest chemical company, with a broad range of businesses. Its stated objective is to be the most respected chemical product manufacturer and to have sustainable developments in the chemical industry.

In recent years ChemChina has made a series of international acquisitions, in France, Norway, Australia, Israel, Italy and Germany. A common thread runs through these investments; the company is concerned to preserve the know-how, expertise, culture and values, and they continue to operate as a global company with the highest governance standards. This will be the case for Syngenta, as recognized by explicit commitments in the agreement both companies have signed.

Let me remind you now of the major role China plays in global agriculture. Slide 5 shows you China's position as a producer and consumer of the four major crops. China is the largest consumer of wheat and rice and the second largest consumer of corn. It is also a major producer of these crops and this is where the opportunity lies. With the certainty of further demand growth and clear potential for improving productivity, China represents an enormous opportunity for providers of modern agricultural technology.

Slide 6. The crop protection and seeds market in China is currently worth just over $10b. Given the drivers of population growth and land availability,

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

2-3-16/3:30 p.m. GMT

Confirmation # 24244035

together with the target of maintaining sales efficiency in wheat and rice, the market is set to expand with modern technology adoption.

Agricultural modernization is already underway, propelled in part by increased awareness of food safety and quality and environmental impact. A scarcity of labor in rural areas is driving mechanization and increased input usage, while the move towards land consolidation is favoring more professional farming. Growers are becoming more willing to invest in order to increase yields and quality. With the transaction announced today, Syngenta will be in an ideal position to further advance these developments.

Let me conclude now on slide number 7. Under ChemChina's ownership, we will be able to reinforce our core strengths.

We will sustain our long-term investment in innovation for the benefit of growth worldwide. The emerging markets continue to represent the major growth driver for our industry and we will now be able to enhance even further our leading positions in these countries, while being on the lookout for possible inorganic growth opportunities.

Sustainability has always been inherent to Syngenta's business. Our track record and commitments in this respect are one of the key reasons for ChemChina's proposed investment in Syngenta. We are fully in agreement on the need to continue our industry-leading commitments in terms of resource, utilization, biodiversity and people.

That concludes our presentation today. We will now open up the call for questions on the full-year results and on the transaction announcement. Operator, please?

Operator:	We will now begin the question and answer session. If you wish to ask a question, please press star one on your telephone keypad and wait for your name to be announced. If you wish to cancel your request, please press the hash key.

Our first question comes from the line of Christian Faitz from Cheuvreux.

SYNGENTA CROP PROTECTION AG

Moderator: Jennifer Gough and John Ramsay

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Christian Faitz:	Yes. Good morning, gentlemen. Congratulations on the deal. A couple of questions, please. First of all, on the deal, the press release marks an IPO of Syngenta at a later time. Can you elucidate what is behind those remarks?

Second of all, an operational question. Can you please share with us your insights into any potential inventories in agro chemicals that you might see in the channels presently going into the 2016 season? That's it for now. I'll get back in line.

Michel Demare:	Thank you. I will take the question on the IPO. It is indeed the intention of ChemChina in the future to relist a minority of the shares of the Company. There's a strong feeling from their side too, along with from ours, that it would even increase the international etiquette of the Company to have a minority still listed on the stock exchange. And as a result of that we have also made all these governance agreements to already reflect this future situation.

Now obviously we can only talk about an intention. We're still operating in a cyclical industry, so it would be very difficult to pin down a due date for that. But we will obviously continue to work with this objective in mind.

John Ramsay:	Yes. On inventories, I'll ask Davor and Jon to very briefly comment on their areas, but I think just to make a general comment, Christian, overall; we don't have a concern, broadly speaking, about the levels of inventories and implications for the forthcoming season.

But very quickly for your regions, Jon?

Jon Parr:	Yes. With regard to Europe, we have nothing exceptional and if the weather continues the way it is at the moment, which we never predict in January of course, then we could even see an early season and we could see quite positive effects there. In LatAm, we've mentioned a number of times that there are inventories in Brazil at a higher level than would be normal, particularly in insecticides.

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But it's not disturbing us in terms of the prospects for the coming year. We're much more focused on the credit constraints and the political and financial stability of the country.

Davor Pisk:	Similarly in A-Pac, nothing noteworthy. In North America I think we have highlighted that we still see quite high seed care inventories in the marketplace, reflecting the soft demand within our key accounts, the major seed companies that are carrying seed inventories. Within the crop protection side more broadly in North America, I think we are seeing a general trend for the channel to tighten their in-market stocks. So generally speaking I would say that inventories are under pretty good control.

Christian Faitz:	OK. Thank you, gentlemen. Very helpful.

Operator:	Our next question comes from the line of Sophie Jourdier with Liberum.

Sophie Jourdier:	Morning. Thank you. I just wondered whether you could explain the regulatory process on the deal in a bit more detail, just which authorities need to approve the transaction and what the timeline for those authorities will be, and where – you mentioned there's only small overlap, but where you see the small overlap and potential focus from the authorities. Thanks.

Michel Demare:	Yes. Thank you for this. Obviously we are a global company so we're going to have to be in a lot of different countries and get agreements with the local regulators. You are right, there is very little overlap. The key presence of ChemChina so far in our business is the 60 percent participation in Adama, which obviously offers a very different range of products and uses different channels than we are doing.

So we don't foresee really any major difficulty there. We obviously need a number of authorizations from the Chinese regulators, which ChemChina is very comfortable to obtain.

And then the last one, although it is not compulsory, but we will do it because we think it's the right governance to do, is that we will also apply for the authorization of (Syphus) to go on with the investment. It is something that

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we will apply together and that we also don't believe that there's really any key security concern here that could create problems.

Sophie Jourdier:	OK. Thank you very much.

Michel Demare:	And as a result of that, we think that this process will all be pretty fast and that there's a good chance to close the transaction before year end.

Sophie Jourdier:	Thanks.

Operator:	Our next question comes from the line of Tony Jones with Redburn.

Tony Jones:	Morning, everybody. Just following on from that question, could you maybe comment on any other external hurdles that you might already anticipate and any measures or remedies that you already have planned? And I mean more about government scrutiny. There's been a bit of debate about that in recent months.

And then secondly, on the strategic review, I appreciate the extra detail on the gross margin. Could you maybe just run through even very simply what sort of thinking you've got to improve margins for some of these product categories? And by that I mean is it more about internal change, so more cost saving, or are you thinking about some sort of external change, so asset sale, or any acquisitions to get scale in GM seeds? Thank you.

Michel Demare:	Tony, on your first question, there is not so much more I can add to my previous answer. Regulatory in large transactions like this is always a hurdle that you have to go through. But, as I say, we are quite comfortable with that.

And I believe if it comes down to more concerns about being taken over by a Chinese company, I believe that we have put in place a very, very good governance framework, which I'm happy to detail if you want to, and which also is not just a declaration of intention; I think it is very important to see the ChemChina has been extremely active in international acquisitions since 10 years.

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And each of them speak for themselves in terms of respecting culture values and still being looked with the identity that they had before. Most important at the end is that Syngenta remains Syngenta, just with a different owner.

Tony Jones:	OK. Thank you.

John Ramsay:	So, Tony, I'll take the question on the gross margin, which I think from your words were really referring to the seeds. And let me just to be clear, the intent is, in aggregate, this need to be a business that has a sustainable, in aggregate, gross margin sustainable above 50 percent. And we will be looking at a number of measures as we segment and review the options around the portfolio.

Fundamentally we'll be driving operational efficiency. There is a lot of operational improvements that we can put in place. A lot of those are identified and they're going into place. But it's really all of the things you mentioned.

If that is not going to get us for a particular crop in a particular segment then we will look at the opportunities for collaboration, for partnerships.

And of course we will look at acquisitions, with a particular eye of course in terms of getting extra scale, particularly if there's any disposals resulting from some of the industry consolidation that may be underway. And if we don't get anything that can get us towards our objectives then we will consider disposal of assets as well. So the answer really is all of the above.

Tony Jones:	Thanks very much, John. Appreciate it.

John Ramsay:	Thank you.

Operator:	Our next question comes from the line of Paul Walsh with Morgan Stanley.

Paul Walsh:	Hi, guys. Thanks very much for taking my two questions. The first is just around pricing and what your expectations are for crop protection pricing moving into the new season.

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And my second question with regards to market share overlaps between yourselves and Adama or ChemChina, and where you see the most overlap when putting the two businesses together.

I obviously don't want all the market shares across all the regions, but I'm sure you've put the combinations together. Where are the combinations driving the highest market shares, which product categories and regions? Thank you.

John Ramsay:	I'll deal with the overlap with Adama. We're operating largely speaking in different segments. There are going to be some overlaps. But when you get down into the segments within particular countries, you do find that we have got quite significant differentiation.

The challenge, of course, is regardless of that, you've got to go through the process of submitting the files and getting the regulatory authority approval. So this is more about legwork in terms of working with Adama and getting the files into a state and having the discussions with the body. So we don't expect much in terms of issues there.

Maybe get Jon and Davor to comment briefly on pricing. Clearly this remains a high priority in this environment to continue to push crop protection pricing. I think mentioned in the prepared remarks that in 2015 that we did manage to achieve exceptional price recovery in the CIS countries. We also did very well in emerging parts of Asia.

And overall, excluding the CIS, we were flat on pricing in crop protection despite the currency impacts in Brazil contributing to that. So I do see the 2015 result as a good, solid performance in the environment and we will be looking for opportunity for price increases in 2016. But maybe Jon and Davor could add a little bit more color.

Jon Parr:	OK. Starting with Europe, we've seen some further currency depreciation in CIS, in Russia in particular. We would expect to recover that again, as we have done last year, through pricing adjustment. And we're confident in our ability to do this.

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I guess the big area for us that I'm involved with would be the Latin American region and here we've seen again some further deterioration in the exchange rate.

Now I think the really positive thing for pricing in Latin America is that actually Brazilian farmers are making reasonable money. And with their currency devaluation, they feel quite good about their earnings in general. So I think the environment is right to push price increases and to recover some of that which was lost last year on the exchange rate.

And I suspect that when the industry as a whole takes a look at its profitability and its performance in Latin American then there's going to be some solid determination to get some ground back in that area.

And as far as Argentina's concerned, I think 2016 looks a whole lot more optimistic than 2015, given the new government and the fact that they've removed some of the export taxes, which puts farmers there in a much better mood, together with their devaluation which makes the farmers feel better as well. So I think in Latin America there is reason for optimism about the pricing environment.

Davor Pisk:	And just adding a few comments, I think first of all it's important to emphasize John's comments about our track record on pricing. We have, for a number of years, been giving very high level of attention to more systematic pricing processes and governance around our pricing decisions.

And it's also required very clear differentiation in our pricing strategies, particularly at a grower level, making sure that we're capturing the value of our technologies but, at the same time, making sure that the customer is getting fair value as well from what we offer.

At the same time we need to ensure competitiveness with the competition. So we will continue to increase prices where we think there is value there for the grower and to get that balance right. But at the same time we have to respond to competitive pressures as well.

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But our emphasis will be very much on systematically looking at the value proposition for growers, looking at our incentive programs to make sure that they are as productive as they can be. And we've already demonstrated I think over the last few years excellent progress in that regard.

Paul Walsh:	That's great, guys. Thank you.

Operator:	Our next question comes from the line of Bernd Pomrehn with Mirabaud Securities.

Bernd Pomrehn:	Yes. Good morning, Jennifer. Good morning, gentlemen. What were the other options you looked at in the last weeks or months before recommending shareholders to accept the ChemChina offer? Were there other options you discussed or other offers you received in the last months? Thank you.

Michel Demare:	Well, obviously I will not comment on that. I'm sure that you have got enough idea by yourselves, reading all the rumors in the press. But at the end of the day, I believe this offer has become extremely concrete, is extremely transparent and friendly to negotiate.

And the Board has concluded that between this offer, which was firm, and some potential others that still needed a lot of determination, this was really the best transaction that we could take for our shareholders as well as for all our stakeholders.

Bernd Pomrehn:	OK. Merci.

John Ramsay:	We just have time for one more question.

Operator:	Our next question comes from the line of Markus Mayer with Baader Helvea.

Markus Mayer:	Yes. Good morning, gentlemen. Some more questions again on the takeover. Coming back to the question of Bernd, how long have you been in discussions with ChemChina?

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And do you expect a counter-bid from other companies, like BASF of even Monsanto, or do you expect further market consolidation in the sector, as such?

And secondly, how do you see your market share developing over the coming years in China with ChemChina now as the owner? What do you expect also in market share in five years' time horizon, for example?

And then lastly, do you expect that the financial strength of ChemChina will also help you to invest in R&D even more than before? Thanks.

Michel Demare:	Well, the easy answer, I will tell you that we are in contact with ChemChina since years. There has always been an excellent cooperation and respect between the two companies.

And obviously ChemChina has demonstrated more interest once it appeared very clearly that we were up for industry consolidation. And since then there's been always good and very frank talks about a possible transaction. So that is point number one.

It's obviously not up to me to comment what competitors will do. I believe that we're presenting an offer which is extremely attractive for shareholders, both in terms of premium over undisturbed price or in terms of earnings multiple. There's also the tremendous advantage to be 100 percent cash, with financing secured. So I will not comment about what other people should do, for sure.

In terms of what it means for Syngenta, it is clear that ChemChina has a very ambitious vision of the industry in the future. Obviously it's very interested to secure food supply for 1.4b Chinese people and as a result of that knows that only technology can get us there, can get them there.

So the commitment to continue investing in acquisitions, but also whenever possible in organic growth, to continue improving our market share presence and technology, is something that indeed they are very committed to and that we think is extremely exciting for Syngenta.

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John Ramsay:	Yes. Just to add, I think that philosophical understanding will lead to strong support for investment in R&D. This is quite key. So they are committed to innovation.

They are committed to our ability to innovate. And they are committed to their readiness to support financing in R&D. And that is a very strong point. The essence of our business, as you know is about the level, the quality, the ingenuity of our R&D.

Michel Demare:	Yes. And if I can still add something to that, for instance, in this governance agreement that we have also mutually agreed upon, as we said, there's four independent directors out of a Board of 10 people.

I will be sharing what we call independent directors committee, in which you will need support of at least two independent directors on a few key issues about the Company, like, for instance, intra-Group transfer of assets and liability, but also like, for instance, R&D budget.

So even if there was an intention, and I have absolutely no doubt there will not be an intention, but if there was an intention to reduce R&D budget in a significant way, the two needed independent directors would be enough to basically counter this decision.

John Ramsay:	And of course, with that level of support and working with them, Markus, your final question about market share, we would expect to be able to work with ChemChina and have a higher level of ambition for our market share in both crop protection and seeds.

As you know the seeds market is more difficult to access. But perhaps with ChemChina support we'll certainly have a higher level of ambition there.

So I hope that answers the questions. I'm sorry that we're going to have to cut the call here a bit shorter than is normal, but I'm sure you'll understand we've got a lot to get through today.

Thank you very much for calling in and I look forward to seeing many of you in coming weeks as we go round on the roadshow. Thank you very much.

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Michel Demare:	Thank you.

Operator:	Thank you very much. Ladies and gentlemen, that does conclude our conference for today. Thank you for participating. You may all disconnect.

END

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING SHARES, AMERICAN DEPOSITARY SHARES AND OTHER OUTSTANDING EQUITY INSTRUMENTS IN THE COMPANY HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SECURITIES. THE SOLICITATION AND OFFER TO BUY COMPANY SECURITIES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, CHEMCHINA WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY CHEMCHINA AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CHEMCHINA AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.SYNGENTA.COM.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 67% OF THE OUTSTANDING SHARES OF THE COMPANY, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE

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COMPANY’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTION OF THE COMPANY’S FORM 20-F FILED ON FEBRUARY 12, 2015, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY CHEMCHINA AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. CHEMCHINA AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.